HunterDouglas

U.S. POST OFFICE
DELAYED

82-3741

HUNTER DOUGLAS N.V., 2 Piekstraat, P.O. Box 5072, 3008 AB Rotterdam, The Netherlands, Tel. 010-486 99 11/484 44 44, Telex 28694-28899, Telefax 010-4850355


02002654

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


RECEIVED
JAN 18 2002
364

November 8, 2001

SUPPL

Re: File No. 33-76808
Hunter Douglas N.V. – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Sirs,

In compliance with the aforesaid Rule under the Securities Act 1934, we are sending you enclosed copy of the press announcement of the Hunter Douglas Group's third quarter 2001 results published as of today.

Very truly yours,

HUNTER DOUGLAS N.V.



M. van Es-de Moree,
Secretary

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

dw 1/30

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355


RECEIVED
JAN 18 2002
364

For release: November 8, 2001
08.00 hrs

HUNTER DOUGLAS REPORTS RESULTS

NINE MONTHS SALES UP 4.3%, PROFIT UP 0.2%
THIRD QUARTER SALES UP 1.2%, PROFIT DOWN 2.0%

Nine Months 2001

Hunter Douglas' sales in the first nine months of 2001 were EUR 1,309.5 million, 4.3% higher than EUR 1,255.3 million for the first nine months of 2000. The sales increase was attributable to 1.0% volume growth, 1.1% acquisitions and 2.2% positive currency impact, most notably the strength of the U.S. dollar.

North America accounted for 54% of sales, Europe 33%, Latin America 5%, Asia 5% and Australia 3%. Window Coverings were 87%, Architectural Products 9%, and Other Products 4% of total sales.

Net profit was EUR 91.5 million, 0.2% higher than the EUR 91.3 million reported in the first nine months last year. Net profit per average outstanding common share amounted to EUR 2.29, compared with EUR 2.28 for the first nine months of 2000, adjusted for stock dividends.

Capital expenditures were EUR 63 million compared with EUR 62 million in the first nine months of 2000.

The investment portfolio gained 3.3% in USD in the nine months and had a book value per September 30, 2001 of EUR 337.2 million. Net investment income, after deduction of provisions, imputed interest and expenses was EUR 3.6 million.

Third Quarter 2001

Third quarter sales were EUR 442.4 million, 1.2% higher than the EUR 437.3 million during the same period in 2000. The increase reflects 0.7% volume growth, 0.7% contribution from acquisitions and a negative 0.2% currency impact. Third quarter sales increased in North America, Asia and Australia, were level in Europe and lower in Latin America.

Third quarter net profit was EUR 34.4 million, down 2.0% from EUR 35.1 million reported in third quarter 2000. Profits increased in North America, Asia and Australia and decreased in Europe and Latin America.

Results by Region

Hunter Douglas' European Operations
Hunter Douglas' European Operations nine months sales increased by 0.5% to EUR 438 million. Volume declined 1.1%, acquisitions contributed 2.1% and currency minus 0.5%. Sales in the third quarter were flat compared with last year.

Sales were strong in the U.K. and Ireland and weaker in Eastern Europe. Luminette® shades were successfully introduced in the Benelux. Sales of outside blinds were particularly strong.

Hunter Douglas North America
North American Operations' nine months sales increased by 7.7% to EUR 703 million, of which 2.0% was due to volume growth, 0.6% to acquisitions and 5.1% to favorable currency effects. Sales in the third quarter rose 2.9% over the prior year.

Sales continued to grow modestly despite a noticeable slowdown in the U.S. economy. The additions to the Applause® honeycomb shades and the new Provenance™ woven wood collections received strong acceptance in the market, while the recently acquired Comfortex and Isoteck operations continued to experience excellent growth.

Hunter Douglas Latin America
Latin American Operations' nine months sales increased by 4.8% to EUR 65 million, of which 3.2% was due to volume growth and 1.6% to favorable currency impact. Sales in the third quarter were 20% lower than in the same period last year.

Hunter Douglas Asia
Hunter Douglas Asia's nine months sales were EUR 66 million, 11.9% higher than in the comparable period last year, of which 10.2% represented volume growth and 1.7% was favorable currency impact. Sales in the third quarter increased by 11.8% over prior year.

Business remained strong in China, Malaysia and Taiwan while most other Asian countries continued to face difficult business conditions.

Hunter Douglas Australia
Hunter Douglas Australia's nine months sales were EUR 38 million, down by 15.6% from the comparable period last year, of which 6.7% was attributable to volume decline and 8.9% to unfavorable currency impact. Third quarter sales increased by 18.2% over the prior year.

Outlook

Rapidly deteriorating consumer confidence is negatively affecting business conditions in most markets. As a consequence, Hunter Douglas anticipates substantially lower fourth quarter results and lower results for the full year.

While the business outlook is cloudy, Hunter Douglas remains in a strong position in terms of its products, marketing and finances.

Profile Hunter Douglas

Hunter Douglas is the world leader in window coverings and a major manufacturer of architectural products. Hunter Douglas has its head office in Rotterdam, The Netherlands, and a Management Office in Lucerne, Switzerland. The Group is comprised of 145 companies with 62 manufacturing and 83 assembly organizations in more than 80 countries. Hunter Douglas employs about 15,000 people. In 2000 sales were EUR 1.7 billion and profit EUR 145 million.

The shares of Hunter Douglas N.V. are traded on the Dutch, Swiss and German stock exchanges and as ADR's on the over-the-counter market in New York.

For futher information:
Werner Oppliger
Executive Vice President and Chief Financial Officer
Tel. +41 41 419 27 72
Fax. +41 41 419 29 73

Investor Relations website: www.hunterdouglasgroup.com

A consolidated Statement of Income (Annex I), Balance Sheet (Annex II) and Sales change attribution percentages by geographic area for the nine months and the third quarter (Annex III) are enclosed.

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355

For release: November 8, 2001
08.00 hrs

Annex I

CONSOLIDATED STATEMENT OF INCOME HUNTER DOUGLAS N.V.
Nine months ended September 30, 2001 (amounts in millions)

	2001	%	2000	%	**2001**	2000	**2001**	2000
	EUR				NLG		USD	
Net sales	**1,309.5**		1,255.3		**2,885.7**	2,766.3	**1,171.2**	1,179.2
Cost of sales	**(810.0)**		(774.7)		**(1,784.9)**	(1,707.3)	**(724.4)**	(727.7)
Gross profit	**499.5**	**38.1**	480.6	38.3	**1,100.8**	1,059.0	**446.8**	451.5
Gross profit Metals Trading	**10.3**		10.5		**22.6**	23.2	**9.1**	9.8
Total gross profit	**509.8**	**38.9**	491.1	39.1	**1,123.4**	1,082.2	**455.9**	461.3
Expenses:								
- Selling and marketing	**(205.5)**		(195.2)		**(452.8)**	(430.1)	**(183.8)**	(183.4)
- General and administrative	**(156.6)**		(147.8)		**(345.1)**	(325.7)	**(140.1)**	(138.9)
- Other operating income (expense)	**0.1**		0.1		**0.2**	0.2	**0.2**	0.2
Income from operations	**147.8**	**11.3**	148.2	11.8	**325.7**	326.6	**132.2**	139.2
Minority participations	**-.-**		0.1		**0.1**	0.3	**-.-**	0.1
Interest received	**1.7**		1.8		**3.7**	3.9	**1.5**	1.6
Interest paid	**(15.2)**		(15.9)		**(33.6)**	(35.2)	**(13.6)**	(14.9)
Financial expenses (net)	**(13.5)**		(14.0)		**(29.8)**	(31.0)	**(12.1)**	(13.2)
Net profit portfolio	**3.6**		3.6		**7.9**	8.0	**3.2**	3.4
Income before taxes	**137.9**		137.8		**303.8**	303.6	**123.3**	129.4
Taxes on income	**(46.9)**		(46.3)		**(103.4)**	(102.0)	**(42.0)**	(43.5)
Profit before minority interest	**91.0**		91.5		**200.4**	201.6	**81.3**	85.9
Minority interest	**0.5**		(0.2)		**1.1**	(0.5)	**0.5**	(0.2)
Net profit	**91.5**	**7.0**	91.3	7.3	**201.5**	201.1	**81.8**	85.7
Net profit per average common share	**2.29**		2.28*		**5.04**	5.03*	**2.05**	2.15*

*Adjusted for stock dividends

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355

For release: November 8, 2001
08.00 hrs

Annex II

CONSOLIDATED BALANCE SHEET HUNTER DOUGLAS N.V.
Nine months ended September 30, 2001 (amounts in millions)

	EUR 2001	EUR Year-end 2000	NLG 2001	NLG Year-end 2000	USD 2001	USD Year-end 2000
ASSETS						
Total fixed assets	**442.7**	415.5	**975.5**	915.4	**404.9**	385.7
Inventories	**470.7**	514.3	**1,037.2**	1,133.3	**430.6**	477.4
Accounts receivable	**407.8**	341.6	**898.7**	752.8	**373.0**	317.1
Investment portfolio	**337.2**	269.6	**743.2**	594.2	**308.5**	250.3
Cash	**29.6**	32.4	**65.2**	71.5	**27.1**	30.1
Total current assets	**1,245.3**	1,157.9	**2,744.3**	2,551.8	**1,139.2**	1,074.9
Assets	**1,688.0**	1,573.4	**3,719.8**	3,467.2	**1,544.1**	1,460.6
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity	**787.4**	737.7	**1,735.1**	1,625.6	**720.3**	684.8
Minority interest	**4.5**	4.4	**10.0**	9.9	**4.1**	4.1
Total provisions	**43.7**	38.7	**96.3**	85.0	**39.9**	35.9
Long-term loans	**481.2**	391.9	**1,060.4**	863.6	**440.2**	363.8
Short-term borrowings	**94.6**	108.0	**208.4**	237.9	**86.5**	100.2
Accounts payable	**276.6**	292.7	**609.6**	645.2	**253.1**	271.8
Total current liabilities	**371.2**	400.7	**818.0**	883.1	**339.6**	372.0
Total shareholders' equity and liabilities	**1,688.0**	1,573.4	**3,719.8**	3,467.2	**1,544.1**	1,460.6

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355

For release: November 8, 2001
08.00 hrs

Annex III

SALES CHANGE PERCENTAGE BY GEOGRAPHIC AREA HUNTER DOUGLAS N.V.

Nine months 2001 vs nine months 2000

Area	**Volume Growth**	**Currency Impact**	**Acquisitions/ (Divestments)**	**Total**
Europe	(1)	-	2	1
North America	2	5	1	8
Latin America	3	2	-	5
Australia	(7)	(9)	-	(16)
Asia	10	2	-	12
Total	**1.0**	**2.2**	**1.1**	**4.3**

Third quarter 2001 vs third quarter 2000

Area	**Volume Growth**	**Currency Impact**	**Acquisitions/ (Divestments)**	**Total**
Europe	(1)	(1)	2	-
North America	3	-	-	3
Latin America	(20)	-	-	(20)
Australia	27	(9)	-	18
Asia	12	-	-	12
Total	**0.7**	**(0.2)**	**0.7**	**1.2**

HUNTER DOUGLAS N.V., Piekstraat 2, 3071 EL Rotterdam, Nederland, Tel. 010 - 4869911, Telex 28694-28899, Telefax 010 - 4850355


RECEIVED
JAN 18 2002
354

Voor publicatie: 8 november 2001
08:00 uur

HUNTER DOUGLAS' RESULTATEN

EERSTE NEGEN MAANDEN: 4,3% HOGERE OMZET, 0,2% HOGERE WINST
DERDE KWARTAAL: 1,2% HOGERE OMZET, 2,0% LAGERE WINST

Eerste negen maanden 2001

Hunter Douglas'omzet over de eerste negen maanden van 2001 bedroeg EUR 1.309,5 miljoen, 4,3% hoger dan de EUR 1.255,3 miljoen over de eerste negen maanden van 2000. De omzetstijging werd behaald dankzij een 1,0% hoger volume, 1,1% acquisities en 2,2% positieve wisselkoerseffecten, met name door de sterke U.S. dollar.

Noord-Amerika vertegenwoordigt 54% van de omzet, Europa 33%, Latijns-Amerika 5%, Azië 5% en Australië 3%. Raambekledingproducten waren 87% van de totale omzet, bouwproducten 9% en overige producten 4%.

De nettowinst bedroeg EUR 91,5 miljoen, 0,2% hoger dan de EUR 91,3 miljoen die werd behaald in de eerste negen maanden van het vorige jaar. De nettowinst per gemiddeld uitstaand gewoon aandeel was EUR 2,29, ten opzichte van EUR 2,28 over de eerste negen maanden van 2000, gecorrigeerd voor stockdividenden.

Investeringen bedroegen EUR 63 miljoen vergeleken met EUR 62 miljoen in de eerste negen maanden van 2000.

De beleggingsportefeuille behaalde in de eerste negen maanden een brutorendement in USD van 3,3%. De boekwaarde bedroeg per 30 september 2001 EUR 337,2 miljoen. De netto-inkomsten uit beleggingen, na aftrek van provisie, toegerekende rente en onkosten, bedroegen EUR 3,6 miljoen.

Derde kwartaal 2001

De omzet in het derde kwartaal bedroeg EUR 442,4 miljoen, 1,2% hoger dan de EUR 437,3 miljoen in dezelfde periode van 2000. De stijging weerspiegelt 0,7% volumegroei, 0,7% acquisities en 0,2% negatieve wisselkoerseffecten. In het derde kwartaal steeg de omzet in Noord-Amerika, Azië en Australië, bleef gelijk in Europa en was lager in Latijns-Amerika.

De nettowinst in het derde kwartaal bedroeg EUR 34,4 miljoen, 2,0% lager dan de EUR 35,1 miljoen die werd behaald in het derde kwartaal van 2000. De winst steeg in Noord-Amerika, Azië en Australië en daalde in Europa en Latijns-Amerika.

Resultaten per geografisch gebied

Hunter Douglas' European Operations
De omzet van Hunter Douglas' European Operations over de eerste negen maanden steeg met 0,5% tot EUR 438 miljoen, waarvan 1,1% ten gevolge van volumedaling, 2,1% acquisities en minus 0,5% wisselkoerseffecten. De omzet in het derde kwartaal was gelijk aan die van verleden jaar.

De omzet was sterk in het Verenigd Koninkrijk en Ierland en zwakker in Oost-Europa. In de Benelux werden Luminette® gordijnen met succes geïntroduceerd. Vooral de omzet van buitenzonwering was sterk.

Hunter Douglas Noord-Amerika
De omzet in Noord-Amerika over de eerste negen maanden steeg met 7,7% tot EUR 703 miljoen, waarvan 2,0% ten gevolge van volumegroei, 0,6% acquisities en 5,1% gunstige wisselkoerseffecten. De omzet in het derde kwartaal steeg met 2,9% ten opzichte van vorig jaar.

De omzet bleef een bescheiden groei tonen ondanks een merkbare teruggang in de Amerikaanse economie. De uitbreiding van de Applause® honeycomb shades collectie en de nieuwe collectie Provenance™ geweven houten rolgordijnen werden goed in de markt ontvangen. De recent aangekochte bedrijven Comfortex en Isoteck bleven uitstekend groeien.

Hunter Douglas Latijns-Amerika
De omzet in Latijns-Amerika over de eerste negen maanden steeg met 4,8% tot EUR 65 miljoen, waarvan 3,2% ten gevolge van volumegroei en 1,6% gunstige wisselkoerseffecten. De omzet in het derde kwartaal was 20% lager dan in dezelfde periode van vorig jaar.

Hunter Douglas Azië
De omzet van Hunter Douglas in Azië over de eerste negen maanden bedroeg EUR 66 miljoen, 11,9% hoger dan in dezelfde periode van verleden jaar. Hiervan werd 10,2% veroorzaakt door volumegroei en 1,7% door positieve wisselkoerseffecten. De omzet in het derde kwartaal steeg met 11,8% ten opzichte van verleden jaar.

De resultaten in China, Maleisië en Taiwan bleven sterk, terwijl de meeste andere Aziatische landen moeilijke economische omstandigheden bleven ondervinden.

Hunter Douglas Australië
De omzet van Hunter Douglas in Australië over de eerste negen maanden bedroeg EUR 38 miljoen, 15,6% lager vergeleken met dezelfde periode vorig jaar. Hiervan was 6,7% toe te schrijven aan volumedaling en 8,9% aan ongunstige wisselkoerseffecten. De omzet in het derde kwartaal steeg met 18,2% vergeleken met vorig jaar.

Vooruitzichten
Het sterk afnemende consumentenvertrouwen verzwakt de meeste economieën. Ten gevolge daarvan voorziet Hunter Douglas aanmerkelijk lagere resultaten in het vierde kwartaal en lagere resultaten voor het gehele jaar.

Hoewel de economische vooruitzichten somber zijn, blijft Hunter Douglas in een sterke positie voor wat betreft haar producten, marketing en financiën.

Profiel
Hunter Douglas is wereldwijd marktleider op het gebied van raambekleding en een vooraanstaand producent van bouwproducten. Het hoofdkantoor van Hunter Douglas is gevestigd in Rotterdam, met een managementkantoor in Luzern, Zwitserland. De Groep omvat 145 ondernemingen met 62 fabrieken en 83 assemblagebedrijven, alsmede marketingorganisaties in meer dan 80 landen. Hunter Douglas heeft circa 15.000 werknemers. In 2000 bedroeg de omzet EUR 1,7 miljard en de winst EUR 145 miljoen.

De aandelen van Hunter Douglas N.V. worden verhandeld aan de effectenbeurzen van Nederland, Zwitserland en Duitsland en als ADR's op de "over-the-counter market" in New York.

Voor meer informatie:
L. Reijtenbagh
Vice President Administration & Controller
Tel.: 010 – 486 9582
Fax: 010 – 485 0355

Investor Relations website: www.hunterdouglasgroup.com

Een geconsolideerde winst- en verliesrekening (Bijlage I), balans (Bijlage II), alsmede percentages omzetwijziging per geografisch gebied (Bijlage III) zijn bijgevoegd.

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355

Voor publicatie: 8 november 2001
08.00 uur

Bijlage I

GECONSOLIDEERDE WINST-EN VERLIESREKENING HUNTER DOUGLAS N.V.
Negen maanden eindigend 30 september 2001 (bedragen in miljoenen)

	2001	%	2000	%	**2001**	2000	**2001**	2000
		EUR			**NLG**		**USD**	
Netto-omzet	**1.309,5**		1.255,3		**2.885,7**	2.766,3	**1.171,2**	1.179,2
Kostprijs van de omzet	**(810,0)**		(774,7)		**(1.784,9)**	(1.707,3)	**(724,4)**	(727,7)
Brutowinst	**499,5**	**38,1**	480,6	38,3	**1.100,8**	1.059,0	**446,8**	451,5
Brutowinst Metaalhandel	**10,3**		10,5		**22,6**	23,2	**9,1**	9,8
Totaal brutowinst	**509,8**	**38,9**	491,1	39,1	**1.123,4**	1.082,2	**455,9**	461,3
Kosten:								
- Verkoop en marketing	**(205,5)**		(195,2)		**(452,8)**	(430,1)	**(183,8)**	(183,4)
- Algemeen	**(156,6)**		(147,8)		**(345,1)**	(325,7)	**(140,1)**	(138,9)
- Overige baten(lasten)	**0,1**		0,1		**0,2**	0,2	**0,2**	0,2
Bedrijfsresultaat	**147,8**	**11,3**	148,2	11,8	**325,7**	326,6	**132,2**	139,2
Deelnemingen	**-,-**		0,1		**0,1**	0,3	**-,-**	0,1
Ontvangen rente	**1,7**		1,8		**3,7**	3,9	**1,5**	1,6
Betaalde rente	**(15,2)**		(15,9)		**(33,6)**	(35,2)	**(13,6)**	(14,9)
Financiële lasten, netto	**(13,5)**		(14,0)		**(29,8)**	(31,0)	**(12,1)**	(13,2)
Nettowinst beleggingen	**3,6**		3,6		**7,9**	8,0	**3,2**	3,4
Winst voor belastingen	**137,9**		137,8		**303,8**	303,6	**123,3**	129,4
Belastingen naar de winst	**(46,9)**		(46,3)		**(103,4)**	(102,0)	**(42,0)**	(43,5)
Winst voor aandeel van derden in dochter-maatschappijen	**91,0**		91,5		**200,4**	201,6	**81,3**	85,9
Aandeel van derden in dochtermaatschappijen	**0,5**		(0,2)		**1,1**	(0,5)	**0,5**	(0,2)
Nettowinst	**91,5**	**7,0**	91,3	7,3	**201,5**	201,1	**81,8**	85,7
Nettowinst per gemiddeld gewoon aandeel	**2,29**		2,28*		**5,04**	5,03*	**2,05**	2,15*

* Gecorrigeerd voor stockdividenden

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355

Voor publicatie: 8 november 2001
08.00 uur

Bijlage II

GECONSOLIDEERDE BALANS HUNTER DOUGLAS N.V.
Negen maanden eindigend 30 september 2001 (bedragen in miljoenen)

	EUR 2001	EUR Jaareinde 2000	NLG 2001	NLG Jaareinde 2000	USD 2001	USD Jaareinde 2000
ACTIVA						
Totaal vaste activa	**442,7**	415,5	**975,5**	915,4	**404,9**	385,7
Voorraden	**470,7**	514,3	**1.037,2**	1.133,3	**430,6**	477,4
Vorderingen	**407,8**	341,6	**898,7**	752,8	**373,0**	317,1
Beleggingsportefeuille	**337,2**	269,6	**743,2**	594,2	**308,5**	250,3
Kas	**29,6**	32,4	**65,2**	71,5	**27,1**	30,1
Totaal vlottende activa	**1.245,3**	1.157,9	**2.744,3**	2.551,8	**1.139,2**	1.074,9
Activa	**1.688,0**	1.573,4	**3.719,8**	3.467,2	**1.544,1**	1.460,6
PASSIVA						
Eigen vermogen	**787,4**	737,7	**1.735,1**	1.625,6	**720,3**	684,8
Aandeel van derden in dochtermaatschappijen	**4,5**	4,4	**10,0**	9,9	**4,1**	4,1
Totaal voorzieningen	**43,7**	38,7	**96,3**	85,0	**39,9**	35,9
Leningen op lange termijn	**481,2**	391,9	**1.060,4**	863,6	**440,2**	363,8
Kortlopende leningen	**94,6**	108,0	**208,4**	237,9	**86,5**	100,2
Crediteuren	**276,6**	292,7	**609,6**	645,2	**253,1**	271,8
Totaal kortlopende schulden	**371,2**	400,7	**818,0**	883,1	**339,6**	372,0
Passiva	**1.688,0**	1.573,4	**3.719,8**	3.467,2	**1.544,1**	1.460,6

HUNTER DOUGLAS N.V., 2 Piekstraat, 3071 EL Rotterdam, The Netherlands, Tel. (10) 4869911, Telex 28694-28899, Telefax (10) 4850355

Voor publicatie: 8 november 2001
08.00 uur

Bijlage III

PERCENTAGES OMZETWIJZIGING PER GEOGRAFISCH GEBIED HUNTER DOUGLAS N.V.

9 maanden 2001 vs 9 maanden 2000

Gebied	**Volume-groei**	**Koers-invloeden**	**Acquisities/ Desinvesteringen**	**Totaal**
Europa	(1)	-	2	1
Noord-Amerika	2	5	1	8
Latijns-Amerika	3	2	-	5
Australië	(7)	(9)	-	(16)
Azië	10	2	-	12
Totaal	**1,0**	**2,2**	**1,1**	**4,3**

3e kwartaal 2001 vs 3e kwartaal 2000

Gebied	**Volume-groei**	**Koers-invloeden**	**Acquisities/ Desinvesteringen**	**Totaal**
Europa	(1)	(1)	2	-
Noord-Amerika	3	-	-	3
Latijns-Amerika	(20)	-	-	(20)
Australië	27	(9)	-	18
Azië	12	-	-	12
Totaal	**0,7**	**(0,2)**	**0,7**	**1,2**